EXECUTION COPY

5/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02036562

Form 6-K


RECD S.E.C.
MAY 1 7 2002
1086

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2002 Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED



Date: May 15, 2002

By:

Name: Elizabeth J. Murphy
Title: Vice-President & Corporate Secretary

EXHIBIT INDEX

EXHIBIT 1

FAIRFAX *News Release*

Stock Symbol: FFH

TORONTO, May 10, 2002

FIRST QUARTER FINANCIAL RESULTS

Fairfax's insurance and reinsurance operations showed significant improvement in the first quarter of 2002. Net premiums written increased 13.2% over the previous year (35.2% excluding TIG, which exited from a significant amount of its program business written through MGAs), to $1,577.8 million from $1,393.9 million in 2001, while combined ratios improved as follows:

	2002	2001
Insurance - Canada	99.4%	111.3%
- U.S.	106.9%	111.9%
Reinsurance	98.8%	103.2%
Consolidated	103.2%	109.5%

Earnings before income taxes and non-controlling interests increased 257% to $29.0 million in the first quarter of 2002 from $11.3 million last year, notwithstanding a decrease in interest, dividends and realized gains to $176.4 million in 2002 from $230.8 million last year and a $9.9 million expense in 2002 for Lindsey Morden's settlement of two outstanding legal claims. Net earnings declined to $11.3 million in the first quarter of 2002 from $30.9 million in 2001, as a result of there being $7.1 million of income tax expense in 2002 as compared to $25.5 million of income tax recovery in 2001, and a $6.6 million deduction in respect of the OdysseyRe non-controlling interest in 2002 as against no such deduction in 2001 when OdysseyRe was wholly-owned.

Following is a summary of the first quarter financial results:

	THREE MONTHS ENDED MARCH 31 (*$ millions except per share amounts*)	
	2002	2001
Total revenue	1,742.2	1,528.3
Earnings before income taxes and non-controlling interests	29.0	11.3
Net earnings	11.3	30.9
Net earnings per share	$0.46	$2.11

Fairfax's detailed first quarter report can be accessed at its internet location *www.fairfax.ca*

There were 14.3 million weighted average shares outstanding in the first quarter of 2002 compared to 13.1 million in 2001.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

-30-

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

EXHIBIT 2

FAIRFAX

FINANCIAL HOLDINGS LIMITED

①

INTERIM REPORT

For the three months ended
March 31, 2002

CONSOLIDATED BALANCE SHEETS
as at March 31, 2002 and December 31, 2001
(unaudited – $ millions)

	2002	2001
Assets		
Cash and short term investments	**358.7**	751.5
Marketable securities	**145.8**	81.9
Accounts receivable and other	**3,300.6**	3,405.2
Recoverable from reinsurers	**12,629.2**	12,802.1
	16,434.3	17,040.7
Portfolio investments		
Subsidiary cash and short term investments (market value – $2,302.9; 2001 – $2,254.3)	**2,302.9**	2,254.3
Bonds (market value – $11,182.0; 2001 – $11,424.2)	**11,597.0**	11,745.3
Preferred stocks (market value – $184.2; 2001 – $126.4)	**184.8**	126.8
Common stocks (market value – $940.2; 2001 – $949.7)	**872.8**	909.8
Investments in Hub and Zenith National (market value – $526.9; 2001 – $525.4)	**472.6**	471.3
Real estate (market value – $91.4; 2001 – $82.7)	**77.6**	78.3
Total (market value – $15,227.6; 2001 – $15,362.7)	**15,507.7**	15,585.8
Deferred premium acquisition costs	**534.7**	518.0
Future income taxes	**1,724.2**	1,718.8
Premises and equipment	**195.1**	198.1
Goodwill	**268.4**	274.5
Other assets	**133.8**	102.8
	34,798.2	35,438.7
Liabilities		
Lindsey Morden bank indebtedness	**53.4**	43.2
Accounts payable and accrued liabilities	**1,630.7**	1,826.8
Funds withheld payable to reinsurers	**1,705.3**	1,793.1
	3,389.4	3,663.1
Provision for claims	**21,556.2**	22,085.8
Unearned premiums	**2,814.2**	2,645.9
Long term debt	**2,333.1**	2,330.8
Trust preferred securities of subsidiaries	**360.6**	360.8
	27,064.1	27,423.3
Non-controlling interests	**1,044.1**	1,043.3
Excess of net assets acquired over purchase price paid	**–**	51.4
Shareholders' Equity		
Common stock	**2,260.9**	2,261.4
Preferred stock	**200.0**	200.0
Retained earnings	**839.7**	796.2
	3,300.6	3,257.6
	34,798.2	35,438.7

CONSOLIDATED STATEMENTS OF EARNINGS

for the three months ended March 31, 2002 and 2001
(unaudited – $ millions)

	2002	2001
Revenue		
Gross premiums written	1,954.0	1,755.1
Net premiums written	1,577.8	1,393.9
Net premiums earned	1,456.1	1,196.6
Interest and dividends	153.1	185.8
Realized gains on investments	23.3	45.0
Claims fees	109.7	100.9
	1,742.2	1,528.3
Expenses		
Losses on claims	1,039.6	933.8
Operating expenses	348.4	314.7
Commissions, net	279.0	219.9
Interest expense	29.9	42.8
Restructuring and other costs	16.3	19.2
Swiss Re premiums	–	5.5
Negative goodwill	–	(18.9)
	1,713.2	1,517.0
Earnings before income taxes	29.0	11.3
Provision for (recovery of) income taxes	7.1	(25.5)
Earnings from operations	21.9	36.8
Non-controlling interests	(10.6)	(5.9)
Net earnings	11.3	30.9
Net earnings per share	$ 0.46	$ 2.11
Shares outstanding (000) (weighted average)	14,348	13,101

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the three months ended March 31, 2002 and 2001
(unaudited – $ millions)

	2002	2001
Retained earnings – beginning of period	796.2	1,167.4
Change in accounting for negative goodwill	51.4	–
Retained earnings as restated – beginning of period	847.6	1,167.4
Net earnings for the period	11.3	30.9
Excess over stated value of shares purchased for cancellation	(0.2)	–
Common share dividends	(14.3)	–
Preferred share dividends	(3.3)	(3.3)
Dividend tax	(1.4)	–
Retained earnings – end of period	839.7	1,195.0

CONSOLIDATED STATEMENTS OF CHANGES IN CASH RESOURCES
for the three months ended March 31, 2002 and 2001
(unaudited – $ millions)

	2002	2001
Operating activities		
Earnings from operations	**21.9**	36.8
Amortization	**16.7**	23.3
Future income taxes	**5.2**	(18.3)
Negative goodwill	**–**	(18.9)
Gains on investments	**(23.3)**	(45.0)
	20.5	(22.1)
Increase (decrease) in:		
Provision for claims	**(517.8)**	(1,032.8)
Unearned premiums	**169.4**	324.2
Accounts receivable and other	**103.1**	(158.5)
Recoverable from reinsurers	**166.2**	91.5
Funds withheld payable to reinsurers	**(86.8)**	125.0
Accounts payable and accrued liabilities	**(195.1)**	246.0
Other	**(16.8)**	(32.8)
Cash provided by (used in) operating activities	**(357.3)**	(459.5)
Investing activities		
Investments – purchases	**(202.5)**	(1,081.5)
– sales	**325.9**	1,104.1
Purchase of marketable securities	**(63.9)**	(7.9)
Purchase of capital assets	**(8.9)**	(5.1)
Cash provided by investing activities	**50.6**	9.6
Financing activities		
Shares repurchased	**(0.6)**	–
Long term debt	**(9.4)**	(2.1)
Bank indebtedness	**10.2**	8.9
Common share dividends	**(14.3)**	–
Preferred share dividends	**(3.3)**	(3.3)
Non-controlling interests	**(9.5)**	–
Cash provided by (used in) financing activities	**(26.9)**	3.5
Foreign currency translation	**(10.6)**	–
Increase (decrease) in cash resources	**(344.2)**	(446.4)
Cash resources – beginning of period	**3,005.8**	2,405.7
Cash resources – end of period	**2,661.6**	1,959.3

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2002 and 2001
(unaudited – in $ millions)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company's consolidated financial statements for the year ended December 31, 2001 as set out on pages 24 to 46 of the company's 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company's consolidated financial statements for the year ended December 31, 2001, except as follows.

Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying undiscounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company's negative goodwill balance of $51.4 was added to shareholders' equity as an adjustment to opening retained earnings.

The above-mentioned changes in accounting policy resulted in a reduction in pre-tax earnings of $8.0 for the three months ended March 31, 2002, and had the new accounting policy been applied for the three months ended March 31, 2001, pre-tax earnings for that period would have been reduced by $15.1, as set out below:

(a) negative goodwill amortization would have increased pre-tax earnings by $11.8 and $18.9 for the three months ended March 31, 2002 and March 31, 2001, respectively; and

(b) goodwill amortization would have decreased pre-tax earnings by $3.8 for the three months ended both March 31, 2002 and March 31, 2001.

2. Restructuring and Other Costs

For the three months ended March 31, 2002, the company incurred employee severance costs at Crum & Forster ($6.4) as part of management's focus on improving operating efficiencies and reducing operating expenses. The company also incurred the cost of settling two outstanding legal claims at Lindsey Morden ($9.9), including one relating to Lindsey Morden's representations and warranties on the sale of a U.K. subsidiary in November 1998.

3. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

In Management's Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, as well as the earnings contributions from its runoff and other operations and claims adjusting, appraisal and loss management services. Interest and dividends in the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations in the table showing the sources of net earnings. There were no significant changes in the identifiable assets by operating group as at March 31, 2002 compared to December 31, 2001.

Comparative numbers for the reinsurance group's net premiums earned and combined ratio for the three months ended March 31, 2001 have been restated to conform to the presentation adopted in the company's 2001 Annual Report. The reinsurance group represents the results of OdysseyRe. The results of CTR's non-life reinsurance operations are included in the runoff and other segment effective January 1, 2001.

4. Foreign Exchange

The translation of the company's consolidated balance sheet and results of operations are significantly affected by movements in the US dollar/Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 at the balance sheet dates and for the interim periods.

(a) Period end exchange rate

March 31, 2002	$1.5954
December 31, 2001	$1.5963
Decrease in the value of the US dollar vs. the Canadian dollar	0.0%

(b) *Average exchange rate*

March 31, 2002	$1.5947
March 31, 2001	$1.5584
Increase in the value of the US dollar vs. the Canadian dollar	2.3%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in $ millions except per share amounts and as otherwise indicated)

Notwithstanding a significant improvement in the combined ratio to 103.2% in the first quarter of 2002 from 109.5% in the first quarter of 2001, net earnings decreased to $11.3 ($0.46 per share) in 2002 from $30.9 ($2.11 per share) in 2001, primarily due to lower interest and dividend income, lower realized gains and a higher income tax provision, which are discussed below, a $9.9 expense for Lindsey Morden's settlement of two outstanding legal claims and the elimination of negative goodwill amortization (refer to note 1 to the interim financial statements). The weighted average outstanding shares for the three months ended March 31, 2002 were 14.3 million versus 13.1 million last year.

Revenue in the first quarter increased to $1,742.2 from $1,528.3 last year principally as a result of higher net premiums earned and claims fees, partially offset by lower interest and dividend income and realized gains. Net premiums written increased 13.2% over the previous year (35.2% excluding TIG, which exited from a significant amount of its program business written through MGAs), to $1,577.8 from $1,393.9 in 2001.

Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income.

Net Earnings

The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months ended March 31, 2002 and 2001:

	2002	2001
Combined ratio		
Insurance – Canada	99.4%	111.3%
– U.S.	106.9%	111.9%
Reinsurance	98.8%	103.2%
Consolidated	103.2%	109.5%
Sources of net earnings (with Lindsey Morden equity accounted)		
Underwriting		
Insurance – Canada	1.3	(18.3)
– U.S.	(53.2)	(83.1)
Reinsurance	5.6	(9.4)
Interest and dividends	113.4	136.1
	67.1	25.3
Realized gains	23.3	45.0
Runoff and other	(3.4)	(2.0)
Claims adjusting (Fairfax portion)	(5.3)	(1.9)
Interest expense	(26.7)	(39.8)
Swiss Re premium and interest	–	(5.5)
Corporate overhead and other	(15.0)	(5.0)
Restructuring charges	(6.4)	(19.2)
Goodwill and other amortization	–	(1.7)
Negative goodwill amortization	–	18.9
Pre-tax income	33.6	14.1
Less (add): taxes	9.1	(23.7)
Less: non-controlling interests	(13.2)	(6.9)
Net earnings	11.3	30.9

Canadian Insurance Companies
March 31, 2002

	Commonwealth	Federated	Lombard	Markel	Corporate adjustments	Total
Underwriting profit (loss)	2.6	0.1	(1.6)	0.2	–	1.3
Combined ratio	92.6%	99.2%	101.2%	99.3%		99.4%
Gross premiums written	170.9	27.0	150.3	40.2		388.4
Net premiums written	68.6	19.7	133.6	32.1		254.0
Net premiums earned	35.4	18.4	134.8	18.8		207.4
Underwriting profit (loss)	2.6	0.1	(1.6)	0.2	–	1.3
Interest and dividends						13.2
Operating income						14.5

March 31, 2001

	Commonwealth	Federated	Lombard	Markel	Corporate adjustments	Total
Underwriting profit (loss)	(0.3)	(2.4)	(17.8)	0.0	2.2(1)	(18.3)
Combined ratio	101.5%	113.7%	116.3%	99.8%		111.3%
Gross premiums written	61.6	21.0	115.7	30.3		228.6
Net premiums written	24.7	16.9	101.6	23.7		166.9
Net premiums earned	20.8	17.3	108.9	15.5		162.5
Underwriting profit (loss)	(0.3)	(2.4)	(17.8)	0.0	2.2(1)	(18.3)
Interest and dividends						16.7
Operating income (loss)						(1.6)

(1) *Swiss Re recovery on 1998 and prior losses.*

The Canadian insurance companies' combined ratio for the three months ended March 31, 2002 improved to 99.4% from 111.3% last year, primarily due to significant price increases achieved by all companies in 2001 and continuing into 2002 and, for Federated and Lombard, better than normal winter conditions in the first quarter of 2002 resulting in less severe winter-related losses compared with the first quarter of 2001. Net premiums written increased by 52.2% in the first quarter of 2002 compared with the first quarter of 2001 due to price increases achieved in excess of 20%, increased retentions and more favourable market conditions.

U.S. Insurance Companies
March 31, 2002

	Crum & Forster	TIG(1)	Falcon(2)	Corporate adjustments	Total
Underwriting profit (loss)	(9.3)	(43.5)	(0.4)	–	(53.2)
Combined ratio	103.4%	109.0%	102.2%		106.9%
Gross premiums written	384.4	494.7	35.3		914.4
Net premiums written	324.7	380.0	27.2		731.9
Net premiums earned	277.1	479.4	16.5		773.0
Underwriting profit (loss)	(9.3)	(43.5)	(0.4)	–	(53.2)
Interest and dividends					57.5
Operating income					4.3

March 31, 2001

	Crum & Forster	TIG(1)	Falcon(2)	Corporate adjustments	Total
Underwriting profit (loss)	(26.7)	(68.9)	(1.1)	13.6(3)	(83.1)
Combined ratio	110.7%	115.2%	124.4%		111.9%
Gross premiums written	393.0	659.6	10.6		1,063.2
Net premiums written	300.1	507.6	3.8		811.5
Net premiums earned	249.8	453.5	3.4		706.7
Underwriting profit (loss)	(26.7)	(68.9)	(1.1)	13.6(3)	(83.1)
Interest and dividends					73.9
Operating income (loss)					(9.2)

(1) *TIG includes Ranger's results on a retroactive basis following the combination of the two companies' operations, effective April 1, 2002.*

(2) *Included in U.S. operations for convenience.*

(3) *Swiss Re recovery on 1998 and prior losses.*

The U.S. insurance companies' combined ratio for the three months ended March 31, 2002 improved to 106.9% from 111.9% last year due to the effect of significant price increases and claims and underwriting actions taken by each of the companies over the last two years. Crum & Forster and TIG obtained average price increases on renewal business written in excess of 22% and 31% respectively for the first quarter of 2002, the highest quarterly price increase each company has obtained since prices began increasing in the first quarter of 2000. TIG's combined ratio of 109.0% and its 25.1% decrease in net premiums written in the first quarter of 2002 compared to the first quarter of 2001, reflect its exit from a significant part of its program business written through MGAs following A.M. Best's downgrade of its rating to B++ in November 2001. Crum & Forster's combined ratio of 103.4% for the first quarter of 2002 compared to 110.7% for the first quarter of 2001 primarily reflects the execution of management's underwriting, distribution and expense initiatives. Crum & Forster's increase in net premiums written of 8.2% for the first quarter of 2002 compared to the first quarter of 2001 was primarily due to the combined impact of price increases on renewal policies and new business, partially offset by a decline in retention ratios and a one-time recognition of retrospective premiums on expired policies in the first quarter of 2001.

Reinsurance

	OdysseyRe(1)	
	March 31, 2002	March 31, 2001
Underwriting profit (loss)	5.6	(9.4)
Combined ratio	98.8%	103.2%
Gross premiums written	619.9	428.2
Net premiums written	562.8	389.2
Net premiums earned	451.8	292.0
Underwriting profit (loss)	5.6	(9.4)
Interest and dividends	42.7	45.5
Operating income	48.3	36.1

(1) *These results differ from those published by Odyssey Re Holdings Corp. (ORH) due to the elimination of intercompany transactions and purchase price and other adjustments made as part of ORH's IPO.*

The reinsurance group's combined ratio improved to 98.8% from 103.2% last year due to the company's underwriting actions, including improvements in pricing as well as terms and conditions, and OdysseyRe's opportunistic expansion into better performing lines of business. Net premiums written increased by 44.6% in the first quarter of 2002 compared to the first quarter of 2001 due mainly to greater opportunities to write business as a result of increased pricing both at the insurance and reinsurance levels.

Interest and Dividends and Realized Gains

Interest and dividend income in the first quarter decreased to $113.4 from $136.1 last year due to lower short term rates on a significant cash position which is expected to be reduced by reinvestment over the remainder of 2002, and higher interest expense on funds withheld balances payable to reinsurers.

Realized gains on disposal of portfolio securities were $23.3 for the first quarter of 2002, principally from the sale of common stocks, partially offset by put and other amortization.

Runoff and Other

	March 31, 2002			March 31, 2001		
	TRG	European runoff and other	Total	TRG	European runoff and other	Total
Gross premiums written	0.1	31.2	31.3	0.1	35.0	35.1
Net premiums written	0.1	29.0	29.1	0.1	26.2	26.3
Net premiums earned	0.1	23.8	23.9	0.1	35.3	35.4
Losses on claims	(1.3)	(37.7)	(39.0)	(1.3)	(58.3)	(59.6)
Operating expenses	(7.2)	(21.0)	(28.2)	(5.4)	(21.3)	(26.7)
Interest and dividends	16.5	23.4	39.9	16.6	32.3	48.9
Operating income (loss)	8.1	(11.5)	(3.4)	10.0	(12.0)	(2.0)

The runoff operations consist of International Insurance, Sphere Drake and the non-life operations of CTR. Claims costs and losses on claims exceeded net investment income by $3.4 due to lower net investment income and higher claims handling costs, partially offset by lower losses on claims, in the first quarter of 2002 compared to the first quarter of 2001. Net premiums earned for the first quarter of 2002 and 2001 principally relate to the runoff of CTR's non-life reinsurance portfolio.

Other Elements of Net Earnings

Interest expense decreased to $26.7 for the first quarter of 2002 compared to $39.8 for the first quarter of 2001, principally due to the benefit of the company's fixed rate to floating rate interest rate swaps, partially offset by the interest on OdysseyRe's external debt issued in the fourth quarter of 2001.

Corporate overhead and other consists of Fairfax and OdysseyRe holding company expenses net of Hamblin Watsa's pre-tax income and interest income on Fairfax's cash balances.

The company recorded an income tax expense of $9.1 for the first quarter of 2002, principally due to lower levels of income and realized gains in lower tax jurisdictions compared with the first quarter of 2001.

The company's non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	March 31, 2002	March 31, 2001
OdysseyRe	6.6	—
TRG	6.7	6.9
Lindsey Morden	(2.7)	(1.0)
	10.6	5.9

At March 31, 2002, Fairfax had ceded losses under its corporate insurance cover with Swiss Re totalling US$727.4 (unchanged from December 31, 2001), leaving unutilized coverage of US$272.6.

Investments

At March 31, 2002 the investment portfolio had a pre-tax unrealized loss of $280.1 (consisting of an unrealized loss on bonds of $415.0 offset by an unrealized gain on equities of $134.9) compared to an unrealized loss of $223.1 at December 31, 2001. The unrealized loss primarily relates to the impact of higher interest rates on the bond portfolio of U.S. subsidiaries. The unrealized loss on bonds does not impact regulatory capital of the U.S. subsidiaries. The company had S&P puts with a notional value of US$1.1 billion and an average strike price of 1,082 at March 31, 2002.

Capital Structure and Liquidity

The company's capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	March 31, 2002	December 31, 2001
Cash, short term investments and marketable securities	504.5	833.4
Long term debt	2,205.4	2,205.8
Net debt	1,700.9	1,372.4
Common shareholders' equity	3,100.6	3,057.6
Preferred shares and trust preferred securities of subsidiaries	560.6	560.8
OdysseyRe non-controlling interest	368.4	361.8
Total equity	4,029.6	3,980.2
Net debt/equity	42%	34%
Net debt/total capital	30%	26%
Common shareholders' equity per share	$216.11	$213.06

During the first quarter of 2002, the company contributed additional capital of $69 to TIG, paid a Swiss Re premium of $97 and paid $48 on maturity of foreign exchange contracts hedging its investment in U.S. subsidiaries, contributing to the decrease in holding company cash, short term investments and marketable securities. The remaining decrease in holding company cash resulted from operations and a short term advance to its runoff operations for the settlement of Equitas-related balances to its U.S. affiliates. The increase in the company's net debt to equity and net debt to total capital ratios from December 31, 2001 to March 31, 2002 was principally due to the decrease in holding company cash, short term investments and marketable securities of $329. Subsequent to quarter end, the company paid the balance of the premium payable of $58 (US$36) to Swiss Re in respect of the company's ceded losses for the year ended December 31, 2001, from its holding company marketable securities. In connection with arrangements for the use of cash derived from the OdysseyRe IPO, the company will repay $159 (US$100) to TIG on July 1, 2002.

Common shareholders' equity at March 31, 2002 was $3.1 billion or $216.11 per share.